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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

FREE TRANSLATION

NOTICE OF TENDER OFFER FOR ACQUISITION OF SHARES ISSUED BY

PERDIGAO S.A.
Publicly Held Company
CNPJ/MF N. 01.838.723/0001-27
ISIN Code BRPRGAACNOR4

ON ACCOUNT AND ORDER OF
SADIA S.A.

        BANCO ABN AMRO REAL S.A., a financial institution, with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Paulista, 1374, 3rd floor, enrolled in the National Registry of Legal Entities (CNPJ/MF) under N. 33.066.408/0001-15 ("Intermediary Institution"), on account and order of SADIA S.A., a publicly held company, with its headquarters in the city of Concórdia, State of Santa Catarina, Brazil, at Rua Senador Attilio Fontana, 86, enrolled in the National Registry of Legal Entities (CNPJ/MF) under N. 20.730.099/0001-94 ("Offeror"), hereby comes before the public to present the owners of shares issued by PERDIGÃO S.A., a publicly held company, with its headquarters in the city of São Paulo, State of São Paulo, Brazil, at Avenida Escola Politécnica, 760, 2o andar, enrolled in the National Registry of Legal Entities (CNPJ/MF) under N. 01.838.723/0001-27 ("Company") this public tender offer for the acquisition of, at least, 50% (fifty percent) plus 1 (one), up to all of the shares issued by the Company, according to the provisions of Article 257 of Law N. 6,404/76 ("Corporation Law") and Article 32 of CVM Regulation N. 361/02 ("CVM Regulation 361/02"), and in accordance with certain provisions, as per Articles 37, 38, 43 and 44 of the Company's by-laws ("Offer").

1.     Offer

 1.1    Purposes of the Offer. The Offer has the following purposes:

  (a)    the acquisition of at least 66,978,577 (sixty six million, nine hundred and seventy eight thousand, five hundred and seventy seven) shares issued by the Company, which correspond to 50% (fifty percent) plus 1 (one) of all shares issued by the Company; and

  (b)    compliance with the provisions set forth in Articles 37 and 38 of the Company's by-laws, by means of the acquisition of up to all shares issued by the Company, given the fact that once item (a) above takes place, (i) an acquisition, by a single shareholder, of more than 20% (twenty percent) of all shares issued by the company will also have taken place, as set forth in Article 37 of the Company's by-laws; and (ii) the Offeror intends to submit, to the shareholders of both the Offeror and the Company, the Corporate Restructuring, as described in item 9 below, which will result in the Company being delisted from the São Paulo Stock Exchange—BOVESPA listing Novo Mercado ("Novo Mercado"), as set forth in Article 38 of the Company's by-laws.

1.2    Offer Registration. According to Article 257 of the Corporation Law and as per the First Paragraph of Article 2 of CVM Regulation 361/02, the Offer is not subject to registration before the Securities Commission ("CVM").

1.3    Legal, Regulatory and By-laws Basis. The Offer is performed based on Article 257 of the Corporation Law, on CVM Regulation 361/02, as well as on Articles 37, 38, 43 and 44 of the Company's by-laws.

1.4    Unified Offer. The Offer is presented with the purposes described in item 1.1 above and based on Article 44 of the Company's by-laws, since the intended purposes bear compatible procedures and the unification of such procedures in the Offer shall not result in damages to the Company's shareholders.

1.5    No Restrictions on the Exercise of the Ownership Right over the Shares. The Shares, in order to be acquired in accordance with this Offer, must be free and clear of any liens, guarantee rights, usufructs or other forms of encumbrance that prevent the immediate exercise by Offeror of the full ownership over the Shares, its political rights or rights of any other nature, as well as compliance with general trading regulations concerning such shares before the São Paulo Stock Exchange ("BOVESPA").

1.6    Change or Revocation of the Offer. Without prejudice to the Term or Conditions set forth under Section 5 of this notice (the "Notice"), the Offer is irrevocable as of this date, and any change to its terms and conditions or its revocation due to the lapse of the Term or non-fulfillment of the Conditions shall be widely disclosed by means of the issuance of a press release (Fato Relevante).

2.     Offer Price

 2.1    Offer Price. The purchase price is of R$ 27.88 (twenty seven reais and eighty eight centavos) per share issued by the Company ("Offer Price"), adjusted until the date of the settlement of the Offer, according to item 2.4 below.

2.2    Obligations Due to the Company's By-laws.

  2.2.1    Article 37 of the Company's By-laws. Due to the fact that the present Offer may result in the acquisition of an amount of shares greater than 20% of all issued by the Company's, this Offer complies with Article 37 of the Company's by-laws which sets forth that the Offer Price shall not be lesser than the greatest value among:

  (i)
  The Company's economic value equivalent to the arithmetic average of the economic value ranges assessed by two valuation reports using the discounted cash flow method, provided that the difference between both said averages is not greater than 10% (ten percent), performed by two first grade financial institutions with proven expertise in the food sector, one chosen by the Company and the other by the Offeror, selected among the largest financial institutions with offices in Brazil and that advise in merger & acquisitions deals;

  (ii)
  135% (one hundred and thirty five percent) of the issuance price in any capital increase performed by a public offering of shares in the 24 (twenty four) months prior to the disclosure of this Notice; and

  (iii)
  135% (one hundred and thirty five percent) of the average trading price of the Company's shares at BOVESPA during the 30 (thirty) days prior to the disclosure of this Notice.

  2.2.2.    Articles 38 and 43 of the Company's By-laws. Given the fact that after the conclusion of the Offer and the acquisition of the Company's control by the Offeror, the Offeror intends to implement the Corporate Restructuring, which shall have as a consequence the termination of trading of the Company's shares at Novo Mercado, the present Offer shall also comply with the provisions set forth in Articles 38 and 43 of the Company's by-laws, according to which the Offer Price shall not be lesser than the economic value assessed by a valuation report performed by an expert company with proven experience and independent from the Company, its management or controlling shareholders, and that meets the requirements of Paragraph 1 of Article 8 of the Corporation Law and that contains the responsibilities mentioned in Paragraph 6 of said Article 8, respected that the appointment of the expert company shall be approved in a Company's shareholders meeting from a list of three expert companies submitted by the Company's Board of Directors.

2.3    Compliance with the Company's By-laws Regarding the Offer Price.

  2.3.1    Requirements Set Forth in Article 37 of the Company's By-laws. According to Article 37 of the Company's by-laws, the offeror retained Banco Bradesco S.A. a financial institution, with its headquarters in the city of Osasco, State of São Paulo, at the administrative area known as "Cidade de Deus", Vila Yara, enrolled in the National Registry of Legal Entities (CNPJ/MF) under N. 60.746.948/0001-12 ("Appraiser Retained by the Offeror") to perform an economic valuation report of the Company ("Valuation Report Retained by the Offeror"), which has indicated the economic value of the shares issued by the Company using the discounted cash flow method comprised between R$ 25.28 (twenty five reais and twenty eight centavos) and R$ 27.25 (twenty seven reais and twenty five centavos) per share issued by the Company, provided that the second valuation report mentioned in Article 37 of the Company's by-laws, as mentioned in item 2.2.1(i) above, shall be performed as set forth in item 2.3.2 below.

  Additionally, in compliance with Article 37 of the Company's by-laws the Offeror informs that:

  (i)
  The Company has not performed any capital increase through a public offering of shares in the 24 (twenty-four) months preceding the Offer.

  (ii)
  The average trading price of the shares issued by the Company at BOVESPA in the period of 30 (thirty) days preceding the disclosure of this Notice, from June 15th, 2006 to July 14th, 2006, was of R$ 20.65 (twenty reais and sixty five centavos) per share ("Average Trading Price"). In this sense, 135% (one hundred and thirty five percent) of the Average Trading Price is equal to R$ 27.88 (twenty seven reais and eighty eight centavos) per share.

  In this sense, the Offer Price of R$ 27.88 (twenty seven reais and eighty eight centavos) is the greatest among the values indicated according to the criteria set forth in Article 37 of the Company's by-laws and described in this item 2.3.1.

  2.3.2    Requirements Set Forth in Articles 38 and 43 of the Company's By-lawsValuation Report Retained by the Company. According to Articles 38 and 43 of the Company's by-laws and, also, in order to comply with the requirement of a preparation second valuation report set forth in Article 37 of the Company's by-laws as described in item 2.3.1 above, the Board of Directors of the Company shall (i) observe the provisions set forth in item 21 of Article 18 of the Company's by-laws, which is, to appoint three specialized companies which meet the requirements set forth in the Company's by-laws (including Paragraph 3 of Article 37 and Article 43) to perform a valuation report of the Company's economic value, based on the discounted cash flow method ("Valuation Report Retained by the Company"); and (ii) According to item 7 of Article 14 and Paragraph 1 of Article 43 of the Company's by-laws, convene an extraordinary shareholders meeting of the Company in order to choose the institution/company which shall perform the Valuation Report Retained by the Company ("Appraiser Retained by the Company").

    2.3.2.1    The Valuation Report Retained by the Company shall be disclosed by the Company's management, within 45 (forty five) days from the disclosure of this Notice, via the CVM/BOVESPA web based system ("IPE System").

    2.3.2.2    Call Notice. The call notice which convenes the Company's extraordinary shareholders meeting to performed according to this item 2.3.2 shall expressly inform that the Appraisal Report Retained by the Company has been performed for the purposes of Article 38 of the Company's by-laws, given the fact that the shares issued by the Company will be delisted from the Novo Mercado after this Offer is concluded.

2.4    Offer Price Payment Conditions. The Offer Price shall be paid at sight, in Brazilian currency, on the date of settlement of the Offer, according to Section 4 below. The Offer Price shall be adjusted as per the variation of the Wide National Consumer Price Index—IPCA, as published by the Brazilian

Geography and Statistics Institute—IBGE ("IPCA"), from the date of disclosure of this Notice (including), pro-rata die to the first month, until the date of the financial settlement of the Offer. Regarding the period comprised between the date of disclosure of the last available IPCA and the date of actual financial settlement, the adjustment shall occur pro-rata die based on the average IPCA disclosed in the 3 (three) months preceding the date of actual financial settlement. Should IPCA be extinct or not disclosed for a period longer than 30 (thirty) days, the index which substitutes the IPCA shall be used instead. Should there not be such index, then the average IPCA for the past 12 (twelve) months shall be applied. The intermediary Institution shall disclose to BOVESPA, in writing, the adjusted Offer Price until the financial settlement of the Offer.

3.     Offer Procedures

 3.1    Registration. The Offer shall be performed through an auction on BOVESPA's electronic system ("Auction"). The shareholder who/which wishes to participate on the Auction shall register to do so, from the date of disclosure of the Registration Commencement Notice (as defined in item 3.5.1 of this Notice), by 06:00 p.m. of the last business day prior to the Date of the Auction (as defined in item 4.1 of this Notice), with ABN AMRO REAL CORRETORA DE CÂMBIO E VALORES S.A., a company, with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Paulista, 1374, 15th floor, enrolled in the National Registry of Legal Entities (CNPJ/MF) under N. 51.014.223/0001-49 ("Broker"), or any other BOVESPA authorized brokerage firm, in such a way that the brokerage firm may represent such shareholder in the Auction.

3.2    Documents Necessary for Registration. The Shareholders who wish to have a brokerage firm to represent them at the Auction must appear in person or by duly authorized proxy, before the BOVESPA authorized brokerage firm of their choice with certified copies of the following documents (please note that for record purposes each brokerage firm may request additional documentation):

  (a)    if an individual: Identity Card (RG); Individual Taxpayer's Registry Card (CPF); and proof of residence. The representatives of legal entities, of estates and other universalities of law, of minors, of persons civilly disabled and proxies must further submit original or certified copies of the documents that grant them representation powers; or

  (b)    if an entity: certified copy of its latest by-laws or articles of association, National Registry of Legal Entities' card (CNPJ), corporate documentation granting or authorizing powers-of-attorney, as well as certified copies of the attorney's Identity Card (RG), Individual Taxpayer's Registry Card (CPF) and proof of residence. Please note that investors residing abroad may be requested to present additional documentation.

  3.2.1    Registered Shareholder. The shareholder who registers to participate in the Auction, according to items 3.1 and 3.2 above, shall be hereinafter deemed "Registered Shareholder".

3.3    Shares Held Under Custody of Banco Itaú S.A.. The Shares under custody of Banco Itaú S.A., depositary institution of the Company's book entry shares, shall be transferred to the custody of the Brazilian Clearing and Custody Company ("CBLC") and be cleared for trading within the registration term defined in item 3.1 above.

3.4    Offer Acceptance. The Offer acceptance shall be performed by each brokerage firm, on behalf of the Registered Shareholder, by registering a sale offer in the Auction. According to item 4.4 of the present Notice, the acceptance of the Offer by a Registered Shareholder and, consequently, a firm sale offer, shall be deemed irrevocable from the beginning of the Auction, in such a way that that the Offer acceptance shall result in the obligation to sell the shares subject to the acceptance according to the terms of the present Notice.

  3.4.1    Release of Registered Shareholder's Acceptance. The Registered Shareholders' acceptance to the Offer and the Auction shall be released in case a competitor offer is filed, according to item 4.3 below.

3.5    Term of the Offer. Upon the fulfillment of all Conditions set forth in item 5.2 of this Notice (except for condition set forth in item 5.2.7), the Offer shall remain valid for the period of 35 (thirty five) days, from the date of disclosure, by the Offeror, of the notice mentioned in item 3.5.1, until the last business day immediately prior to the Day of the Auction, as defined in item 4.1 below.

  3.5.1    Registration Commencement Notice. After the disclosure, via IPE System, of the Valuation Report Retained by the Company, the Offeror shall disclose, by means of a press release (Fato Relevante), the fulfillment or not of the Conditions set forth in item 5.2 of this Notice (except for Condition set forth in item 5.2.7), mentioning, as the case may be, (i) the Offer schedule, the registration period, the Date of the Auction; (ii) the information required by the Company's by-laws regarding the Valuation Report Retained by the Company and the Appraiser Retained by the Company; and (ii) other relevant information ("Registration Commencement Notice").

4.     Auction

 4.1    Auction. The Auction shall be held at BOVESPA on the immediately following business day from the 35th (thirty fifth) day from the disclosure of the Registration Commencement Notice ("Date of the Auction"), and observe the rules set forth by such entity.

  4.1.1    BOVESPA Requirements. The shareholder who wishes to accept the Offer shall meet all trading requirements contained in BOVESPA's regulations. The shareholder may accept the Offer through any BOVESPA authorized brokerage firm, according to items 3.1, 3.2 and 3.2.1 above.

4.2    Auction Interference. Any purchasing interference during the Auction shall observe the provisions of CVM Regulation 361/02. The price of the first interference shall be at least 5% greater than the Offer Price.

4.3    Competitor Offer. It shall only be allowed competitor offers to acquire, at least, 50% (fifty percent) plus 1 (one) of all shares issued by the Company, as per CVM Regulation 361/02. The competitor offer price shall be at least 5% greater than the Offer Price.

4.4    Brokerage Firm Procedures. By 12:00 p.m. on the Date of the Auction, the brokerage firms, which may represent Registered Shareholders as per item 3.1 of this Notice, shall inform BOVESPA the amount of Shares of Registered Shareholders which they shall represented in the Auction, registering such offer in the MEGABOLSA system, under the Offer code which will be disclosed by the Offeror in accordance with item 3.5.1 of this Notice.

4.5    Confirming the Offer. Until the beginning of the Auction, the brokerage firms may cancel or reduce the offers registered according to item 4.4, after which all non-cancelled or reduced offers shall be deemed irrevocable.

4.6    Financial Settlement of the Offer. The financial settlement of the Offer shall be performed on the 3rd business day after the Date of the Auction, in which CBLC shall act solely as clearing agent, not acting as the Central Guaranteeing Counterpart.

  4.6    Settlement Guarantee. According to the provisions of Fourth Paragraph of Article 7 of CVM Regulation 361/02, the financial settlement is guaranteed by the Intermediary Institution, with funds made available by ABN AMRO Bank N.V.

4.7    Costs, Brokerage Commission and Fees. The costs of brokerage, BOVESPA fees and CBLC clearing fees, regarding the purchase, shall be paid by the Offeror, whereas those regarding the sale shall be paid by its respective sellers. The expenses to perform the Auction, such as brokerage and fees set by BOVESPA and/or CBLC shall observe the applicable values at the Date of the Auction and other applicable regulations.

4.8    Representation in the Auction. The Offeror and the Intermediary Institution shall be represented in the Auction by the Broker.

5.     Term and Conditions of the Offer

 5.1    Term. The Date of the Auction shall not be later than October 24th, 2006 (the "Term"), including any delays and suspensions in the term to perform the Auction occurring at any time, which, in such case, shall be disclosed to the market.

5.2    Conditions. The validity of the Offer and of the Auction is conditioned on the fulfillment of all of the following conditions ("Conditions"):

  5.2.1    Appointment of the Appraiser Retained by the Company. The Company and its shareholders must have approved the appointment of the Appraiser Retained by the Company responsible for the Valuation Report Retained by the Company;

  5.2.2    Compliance of the Valuation Report Retained by the Company. The Valuation Report Retained by the Company shall (i) be performed for the purposes of Articles 37 and 38 of the Company's by-laws; (ii) be performed in compliance with Article 8 of CVM Regulation 361/08, as amended, Paragraph 1 of Article 8 of the Corporation Law and contain the responsibility set forth in Paragraph 6 of said Article 8; and (iii) be disclosed by the IPE System within 45 (forty five) days from the disclosure of this Notice;

  5.2.3    Share Value According to the Valuation Report Retained by the Company. The value per share assessed in the Valuation Report Retained by the Company shall not be higher than the Offer Price, adjusted according to the present Notice;

  5.2.4    Company's Corporate Capital. The number of shares which compose the Company's corporate capital shall be equal to the corporate capital on the day of disclosure of this Notice.

  5.2.5    No Decisions. By the Date of the Auction there shall not have been granted any kind of determination, decision, act, order, injunction, restraining order, temporary or final, issued by any Authority, either Executive, Legislative or Judiciary, which prevents, holds, questions, limits or changes, in any way, even partially, (i) the Offer and the Auction or any of its terms and conditions, as well as (ii) the Corporate Restructuring foreseen item 9 below, and the consequent perfection or enjoyment of its effects.

  5.2.6    No Arbitration Decisions. By the Date of the Auction there shall not have been granted any kind of determination by the Arbitration Chamber of the Market (Câmara de Arbitragem do Mercado) indicating a disagreement or need for change in the Offer; and

  5.2.7    Acquisition of Control Stake. Acceptance by Registered Shareholders representing at least 66,978,577 (sixty six million, nine hundred and seventy eight thousand, five hundred and seventy seven) shares issued by the Company, which represent at least 50% (fifty percent) plus 1 (one) of all shares issued by the Company.

5.3    Occurrence of the Term or Conditions. Should the Term occur or any of the Conditions not be fulfilled, and not be expressly waived by the Offeror, the Offer shall no longer be valid, not producing any of its effects, in which case the Offer shall be revoked.

5.4    Waiver of the Term or Conditions. The Offeror may, at its sole discretion, with the accordance of the Intermediary Institution, waive the Term or any of the Conditions set forth herein, in which case the Offer shall maintain its validity and effectiveness, irrespective of the occurrence of the Term or any of the respective waived Condition(s) not been fulfilled. Any and all waiver of the Term or any of the

Conditions, as the case may be, shall occur expressly and in writing, as will be widely disclosed to the market, as per item 5.5 below.

5.5    Communication of Occurrence of the Term and/or Any of the Conditions. Should the Term occur or any of the Conditions not be fulfilled, or in case of waiver of the Term or any of the Conditions, the Offeror shall widely disclose such fact through a press release (Fato Relevante), in which case it will make clear whether the Offer is still valid or has been revoked.

5.6    Change or Revocation due to Material Increase in the Risks. Notwithstanding the Conditions set forth above, the Offeror shall have the discretion to request CVM, in accordance with Instruction CVM N. 361, Section 5, paragraph 3, an authorization to change or revoke the Offer in the event of a future and unforeseeable material change to the factual circumstances present on this date, which result in the relevant increase of the risks which are natural to the Offer and accepted by the Offeror;

5.7    Change of Control Tender Offer. Due to the fact that this Offer is a public tender offer to acquire the controlling stake of the Company, available to shareholders holding 100% (one hundred percent) of the shares issued by the Company, the Offeror will not perform the tender offer due to the change of control mentioned in Article 254-A of the Corporation Law and Article 34 of the Company's by-laws.

5.8    Delisting from Novo Mercardo. Once the Offer takes place, the provision set forth in Section 38 of the Bylaws of the Company shall be considered as being fulfilled and the delisting of the Company from Novo Mercado of BOVESPA shall depend solely upon the respective special shareholders meeting of the Company taking place, in accordance with item (4) of Section 14 of the Companies Bylaws.

6.     Information on the Company

 6.1    Register Information. The Company is a publicly held company, registered before CVM under N. 01629-2 and in the National Registry of Legal Entities' (CNPJ/MF) under N. 01.838.723/0001-27, with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Escola Politécninca, 760.

6.2    Corporate Purpose. The Company's corporate purpose is: to industrialize, market and explore food in general, specially animal protein derived products and those which use the cold chain as support and distribution; to industrialize and market pet food and nutrients; render food services in general; to industrialize, refine and market, vegetable oils; to explore, conserve, hold in deposit and market grains, its derived and sub-products; reforesting and extraction activities, to industrialize and market lumber; to market, retail or wholesale, consumer and production goods, including marketing equipment and vehicles to develop its logistics activities; to export and import consumer and production goods; participate in other entities including a wide range of corporate purposes; and to participate in projects necessary to reach the Company's corporate purpose. The Company may, by itself or through hired third parties, also support activities in addition to the ones listed above, such as: administrative, technical or operational support towards creating better general conditions to exercise its main activities; cargo transportation in general, product deposit services and similar services; activities to promote or replace its products in retailers or points of sale to the final consumer; services towards receiving and allocating raw materials used in its production, repair and maintenance services of its machinery and vehicles; developing activities, programs, technical assistance, and incentives aimed at developing the national agriculture; to industrialize, explore and market packages of any kind; to explore animal raising in general; research and develop production techniques and enhancements to the genetic masters of the Company.

6.3    Corporate Capital. On this date, the Company's corporate capital is R$ 800,000,000.00 (eight hundred million reais), fully paid in and divided into 133,957,152 (one hundred and thirty three million, nine hundred and fifty seven thousand, one hundred and fifty two) common shares, all book entry and with no par value.

6.4    Shares Ownership. On March 31st, 2006, the Company's shares ownership and distribution was as follows:

Shares Distribution

Shareholders	Shares	%
Previ—Caixa de Previdência Fundo BB	20,513,235	15.31%
PETROS—Fundo Petrobras de Seguridade Social	15,583,269	11.63%
Sistel—Fundo Telebrás de Seguridade Social	8,588,232	6.41%
Fund. Assist. Prev. Social do BNDES	6,122,952	4.57%
Valia—Fund. Vale do Rio Doce	5,545,185	4.14%
Real Grandeza	4,738,407	3.54%
Previ—Banerj	1,997,595	1.49%

TOTAL of CONTROLLING	63,088,875	47.10%

Others Shareholders	70,437,792	52.58%
Company	430,485	0.32%

TOTAL	133,957,152	100%

6.5    Economic-Financial Data. The following chart displays some of the Company's economic-financial data, regarding the quarter which ended on March 31st, 2006, and of the fiscal years ended on December 31st, 2005 and 2004, all performed according to the Corporation Law:

	March 31 2006	December 31 2005	December 31 2004
Corporate Capital (R$thousand)	800,000	800,000	490,000
Net Worth (R$thousand)	1,228,728	1,222,795	970,120
Net Sales and/or Services Income (R$thousand)	1,055,463	5,145,176	4,883,254
Operational Profit (R$thousand)	26,340	455,583	371,915
Non-Operational Profit (R$thousand)	(2,188)	(4,457)	(3,480)
Net Profit (R$thousand)	10,398	360,964	295,619
Total Liabilities (R$thousand)	3,506,967	3,632,220	2,800,144
Short Term Liabilities (R$thousand)	909,018	1,129,910	1,235,888
Long Term Liabilities (R$thousand)	1,369,221	1,279,515	594,136
Total Number of Shares (thousand)[2]	133,957	44,652	44,652
Net Profits/Shares(R$)	0.08	8.08	6.62
Book Value/Share (R$)	9.17	27.38	21.73
Total Liabilities/Net Worth (%)	285.4%	297.0%	288.6%
Net Profit/Net Worth (%)	0.8%	29.5%	30.5%
Net Profit/Net Income (%)	1.0%	7.0%	6.1%
Net Profit/Corporate Capital (%)	1.30%	45.12%	60.33%

According to the economic-financial data presented above, on March 31st, 2006, the Company's book value per share was R$ 9.17 (nine reais and seventeen centavos).

6.6    Shares Trading Prices. Below is a history of trading of the shares issued by the Company, in reais, in the past 12 (twelve) months (average values).

Source: Bloomberg

According to the trading values of BOVESPA indicated above, the average trading price of the Shares, based on the trading records of the past 12 (twelve) months, which is, from July 15th, 2005 to July 14th, 2006, corresponds to R$ 22.67 (twenty two reais and sixty seven centavos) per share. The average trading price of the Shares, based on the trading records of the past 30 (thirty) days, which is, from June 15th, 2006 to July 14th, 2006, corresponds to R$ 20,65 (twenty reais and sixty five centavos), as per the table below.

Date	Average	Closing	Volume (Shares)	Volume (R$)
July 14, 2006	22.22	23.00	617,000	13,709,740
July 13, 2006	21.86	21.90	1,047,300	22,893,978
July 12, 2006	20.83	21.50	827,200	17,230,576
July 11, 2006	20.45	20.50	850,300	17,388,635
July 10, 2006	20.58	20.99	803,600	16,538,088
July 07, 2006	20.46	20.35	476,600	9,751,236
July 06, 2006	20.75	21.00	1,119,400	23,227,550
July 05, 2006	20.54	20.65	381,500	7,836,010
July 04, 2006	20.66	21.00	340,700	7,038,862
July 03, 2006	21.17	20.90	360,000	7,621,200
July 30, 2006	21.03	21.50	554,900	11,669,547
June 29, 2006	20.11	20.64	589,000	11,844,790
June 28, 2006	19.75	19.80	353,500	6,981,625
June 27, 2006	19.81	20.00	265,400	5,257,574
June 26, 2006	19.82	19.85	56,300	1,115,866
June 23, 2006	19.64	19.89	228,400	4,485,776
June 22, 2006	19.50	19.56	347,900	6,784,050
June 21, 2006	19.37	19.32	709,300	13,739,141
June 20, 2006	19.91	19.82	318,400	6,339,344
June 19, 2006	20.75	20.49	230,700	4,787,025
June 16, 2006	21.12	21.00	307,900	6,502,848

Source: BOVESPA

6.7    Public Sources. All information regarding the Company contained in this Section 6 has been obtained from publicly available sources.

7.     Information on the Offeror.

 7.1    Register Information. The Offeror is a publicly held company, registered before CVM under N. 01884-8 and in the National Registry of Legal Entities' (CNPJ/MF) under N. 20.730.099/0001-94, with its headquarters in the city of Concórdia, State of Santa Catarina, at Rua Senador Atílio Fontana, 86.

7.2    Corporate Purpose, Fields of Business and Main Activities. The Offeror has as its corporate purpose: to explore activities of agricultural, industrial and commercial areas of food products in general; explore slaughter houses, leather production, refrigerated products, conserved food, canned or not, meat, animal fat and dairy, industrialize vegetable oils and, as well as, explore refrigerated units with deposit operation, conserve, maintain, and classify meat; explores meat in general, its derived products and selected meats; industrialize and market wheat, other grains and its derived products; explore poultry, cattle, pigs, goats and birds; explore lumber houses; road transportation of own or third party goods, locate refrigerated chambers, silos and deposits; all activities in connection with agriculture, agricultural industry, marketing grains and other primary and/or industrialized goods, in the domestic or international market; enrich, industrialize and market substances and products for human or animal feeding; industrialize and market chemical, sanitary and veterinary products, for use in agriculture, poultry, cattle, pigs and animal raising in general; reforesting and forest activities; any other agricultural, industrial or commercial activities similar or related to the corporate purpose of the Offeror; and plan and develop agricultural and engineering projects, to be carried out by professionals duly certified before the competent authorities. The Offeror is the Brazilian number one player in several segments of the food business—renowned for the quality and innovative character of its products in the frozen and refrigerated food sectors—and the largest Brazil exporter of poultry. Its products are distributed in the domestic market in 300,000 points of sale and exported to over 100 countries. Each market has its own dynamics: in the domestic market, 80% of the sales e composed of frozen and refrigerated industrialized products and in the foreign market the greater demand is for poultry and pig swines.

8.     Representations by the Offeror and by the Intermediary Institution.

 8.1    The Offeror hereby represents that:

  (a)
  should it acquire the Company's control by means of the Offer, it will pay the shareholders which adhere to the Offer any difference, if higher, between the price per share paid in the Offer, adjusted by the IPCA from the financial settlement of the Auction until the date of such payment, and adjusted by changes in number of shares due to share bonuses, splits, grouping, and conversions due to;

  (i)
  The price per share which would be owed, or becomes owed, in case within 1 (one) year from the date of the settlement of the Offer, there is an event which forces, or may force, a mandatory tender offer of shares within the provisions of CVM Regulation 361/02; and

  (ii)
  The price per share which would be owed, in case they were still shareholders of the Company and disagreed with any decision taken by the Company's shareholders meeting which approves a corporate event which grants withdrawal rights to the shareholders which accept the Offer, in the event that such event takes place within 1 (one) year from the date of the settlement of the Offer, exception made to item 8.1.1 below;

  (b)
  is not aware of any event or circumstance, not disclosed to the public, which may influence the Company's profit or its shares' trading price; and

  (c)
  not it, or its controlling shareholders own, or hold under discretionary management any share or other securities issued by the Company.

  (d)
  it has not entered into any voting agreement or contract or agreement regarding the purchase and sale of securities issued by the Company;

  (e)
  it intends to implement the Corporate Restructuring, according to the information mentioned in item 9 below to be further specified upon the disclosure of the press release (Fato Relevante) in compliance with CVM Regulation N. 319/99, in case the Auction is successfully implemented.

  8.1.1    The Offeror shall not be obliged to perform the payment mentioned in item 8.1 (a) (ii) due to the Corporate Restructuring set forth in item 9 below due to its disclosure in this Notice as per Paragraph 1 of Article 10 of CVM Regulation 361/02.

8.2    The Intermediary Institution represents that:

  (a)
  it does not know any event or circumstances, not revealed to the public, which may influence the Company's profit or the trading price of its shares;

  (b)
  holds under discretionary management 1,348 (one thousand, three hundred and forty eight, shares issued by the Company;

  (c)
  it will guarantee the financial settlement of the Offer and full payment of the Offer Price; and

  (d)
  it has taken all necessary caution and acted with the highest standards of diligence to assure that the information disclosed by the Offeror is true, consistent and sufficient.

9.     Corporate Restructuring Involving the Company and the Offeror

 9.1    Subsequent to the actual fulfillment and settlement of the Offer, the Offeror intends to approve the share merger of all shares issued by the Company to the Offeror, in accordance with Article 252 of the Corporation Law (the "Corporate Restructuring"), within an estimated term of 90 (ninety) days from the Date of the Auction, substantially according to the terms and conditions set forth herein below.

9.2    As a consequence of implementing such merger of shares: (i) the shareholders of the Company which have not adhered to the Offer shall receive, in exchange, shares issued by the Offeror, according to a swap ratio to be determined within such restructuring; and (ii) the Company shall become a wholly-owned subsidiary of the Offeror.

9.3    The Appraiser Retained by the Offeror, at the Offeror's request, has performed a valuation report of the Offeror, as well as a valuation report of the Company (defined in item 2.3.1 as Valuation Report Retained by the Offeror), applying in both cases the discounted cash flow method, with base date of March 31st, 2006, based on publicly available information of both the Offeror and the Company.

9.4.    Based on the valuation reports mentioned in item 9.3 above, the Offeror's management shall propose a swap ratio to the Company's management, of the shares issued by the Company for common and preferred shares issued by the Offeror (at 37.63% and 62.37% proportion which represents the current proportioned of share types which compose the Offeror's corporate capital), within the intervals determined in the valuation reports performed by the Appraiser Retained by the Offeror, as described below:

  (i)    The value appraised for each share issued by the Offeror: from R$6.97 (six reais and ninety seven centavos) to R$7.41 (seven reais and forty one centavos).

  (ii)    The value appraised for each share issued by the Company: from R$25.28 (twenty five reais and twenty eight centavos) to R$27.25 (twenty seven reais and twenty five centavos).

9.5.    The remaining necessary valuations to perform the share merger (book value appraisal and book value adjusted to market prices appraisal) shall be performed within up to 60 (sixty) days from the Date of the Auction. The appraisals shall be performed by specialized companies and once such appraisals have been performed, other relevant terms of the share merger shall be settled, such as, for example, the amount of the capital increase in the Offeror's capital due to the merger of the shares issued by the Company (to be performed observing the current ration between common and preferred shares issued by the Offeror), as well as the amount payable due to the exercise of withdrawal rights by dissenting shareholders which hold common shares issued either by the Offeror or by the Company. Those which purchase shares issued by the Offeror or the Company from the date of disclosure of this Notice will not be entitled to withdrawal rights pursuant to the provisions of Paragraph 1 of Article 137 of Corporation Law.

9.6    The preferred shareholders of the Offeror which dissent of the Corporate Restructuring will not be entitled to withdrawal rights as (i) the preferred shares issued by the Offeror are part of the portfolio which forms the IBOVESPA index and (ii) over 50% (fifty percent) of the preferred shares issued by the Offeror are deemed as outstanding, therefore both the criteria for liquidity and dispersion are met (items "a" and "b" of item II of Article 137 of Corporation Law).

9.7    As soon as the appraisals mentioned in item 9.6 have been performed, the Offeror's and the Company's management shall execute a Share Merger Protocol ("Protocol"), which shall be submitted to its respective shareholders, alongside other documents and agreements regarding the Corporate Restructuring, which shall be object of disclosure to the market according to the applicable laws and regulations.

10.   Approval of the Acquisition by an Offeror's Shareholders Meeting

 10.1    The acquisition of the Company's control by the Offeror shall be submitted for approval, in an Offeror's shareholders meeting, according to Article 256 of the Corporation Law, and shall grant withdrawal rights solely to shareholders holders of preferred shares issued by the Offeror, as per Paragraph 2 of said Article 256, as such preferred shares meet the criteria for liquidity and dispersion according to the provisions of Item II of Article 137 of the Corporation Law.

11.   Other Information

 11.1    Access to the Notice, Valuation Reports and Shareholders List. At the contact data for the Offeror, at the headquarters of the Company, at the Intermediary Institution, at CVM and at BOVESPA, there are copies of the Notice, the Valuation Report Retained by the Offeror and the list of the Company's shareholders, this last document as soon as made available by the Company according to Paragraph 4 of Article 10 of CVM Regulation 361 and only upon identification and execution of receipt by the interested parties. As soon as it is ready and made available to the Offeror, the Valuation Report Retained by the Company shall also be made available at the same contact information mentioned in this item 11.1.

SADIA S.A.
Rua Fortunato Ferraz, 356, 2o andar, São Paulo, SP
www.sadia.com.br

BANCO ABN AMRO REAL S.A.
Avenida Paulista 1374, 3o andar, São Paulo, SP
www.bancoreal.com.br

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Cincinato Braga, 340 - 2o, 3o e 4o andares São Paulo, SP
Rua Sete de Setembro, no 111, 5oandar, "Centro de Consultas"—Rio de Janeiro, RJ
www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO—BOVESPA
Rua XV de Novembro, no 275—São Paulo, SP
www.bovespa.com.br

11.2    Offeror's Obligations Fulfillment. The Offeror's obligations described in the present Notice may be assigned to or fulfilled by other entities belonging to the Offeror's group, with its headquarters in Brazil or overseas, nevertheless the Offeror shall remain, in any case, responsible for such obligations before the shareholders which accept the Offer.

11.3    Notice to Foreign Shareholders of the Company. The Offer shall be performed according to Brazilian regulations. The Offer is extended to all shareholders of the Company, including shareholder residing abroad and the holders of American Depositary Receipts representative of the shares of the Company ("ADRs").

  11.3.1    In order to qualify for the Auction, holders of the Company's ADRs must obtain the shares underlying the ADRs, transfer the shares to an account at CLBC and have a Brazilian brokerage firm tender the shares in the Auction.

11.4    Publicly Held Company Records. As per the publicly available information, the Company's record before the CVM is duly updated and in accordance with the provisions of Article 21 of Law N. 6,385/76.

BANCO ABN AMRO REAL S.A.	SADIA S.A.

The Offeror will file a tender offer statement under cover of Schedule TO with the U.S. Securities and Exchange Commission. Shareholders not resident in Brazil are advised to read the tender offer statement, the offer to purchase and the other documents relating to the tender offer that are filed with the U.S. Securities and Exchange Commission when they become available because they will contain important information. Shareholders may obtain copies of these documents for free, when they become available, at the SEC's website at www.sec.gov or from the U.S. Information Agent to be appointed in connection with the tender offer.

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